U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 31, 2026, the Board of Directors of Dogness (International) Corporation (the “Company”), upon the recommendation of the Compensation Committee, approved an amendment to the employment agreement of Mr. Silong Chen, the Company’s Chairman and Chief Executive Officer, to reflect a voluntary reduction in his monthly base compensation. Effective September 1, 2026, Mr. Chen’s monthly base compensation will be reduced from $10,000 to $5,000.

A copy of the amendment to the employment agreement is attached as Exhibit 4.1 to this report and is incorporated herein by reference. On September 4, 2026, the Company issued a press release announcing the amendment. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibits

4.1 Amendment to Employment Agreement, dated August 31, 2026, between Dogness (International) Corporation and Silong Chen.

99.1 Press Release, dated September 4, 2026, titled “Dogness (International) Corporation Announces Chairman and CEO Silong Chen Voluntarily Cuts Base Salary in Half.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Dated: September 4, 2026